OAO Siberian Oil Company
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

02 MAY 17 AM 10:51

Вх 05/3729
от 13.05.2002 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commiss
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

02034206

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Very truly yours,

Valery A. Oif
Vice President

5/20

Exhibit 1:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 28(441), on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 12 April, 2002**
Exhibit 2:	**Publication in the FSC Bulletin Supplement ("Vestnik") № 33, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 03 May, 2002**
Exhibit 3:	**Official press-release on the fact that Sibneft to Increase Sales of Oil Products in Russia, dated 04 April, 2002**
Exhibit 4:	**IV Quarter 2001 Report furnished to the Federal Securities Commission of the Russian Federation on March 29, 2002**

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 28 (441), on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 12 April, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **01.04.2002**
Code: **0300146A01042002**

1. Full name of the legal entity which has changed the share in the Issuer's Charter Capital: (Nominee) LLC "Deutsche Bank"
Legal address: 129090, Moscow, Schepkina St., 4
Postal address: 129090, Moscow, Schepkina St., 4
Share of the legal entity in the Charter Capital of the Issuer:
Before changing – 17.4252%
After changing – 12.785%
2. Full name of the legal entity which has changed the share in the Issuer's Charter Capital: (Nominee) CJSC "Depository-Clearing Company"
Legal address: 125047, Moscow, 1st Tverskaya-Yamskaya St., 13
Postal address: 103064, Moscow, Staraya Basmannaya St., 14/2, bldg. 4
Share of the legal entity in the Charter Capital of the Issuer:
Before changing – 1.0254%
After changing – 5.6655%

Date of the changing: 01.04.2002

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 33, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 05 May, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **23.04.2002**
Code: **0400146A23042002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
The Issuer has acquired the share in the charter capital of OJSC "Meretoyakhaneftegas":
Legal address: YaNAR, Purovsky district, Muravlenko, Prombaza panel 15
Postal address: 629604, YaNAR, Purovsky district, Muravlenko, Prombaza panel 15
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 19.88%

Date of the changing: 23.04.2002

Vice President E.Y.Poltorak

Exhibit 3

Official press-release on the fact that Sibneft to Increase Sales of Oil Products in Russia, dated 04 April, 2002

Sibneft to Increase Sales of Oil Products in Russia

Moscow, 04 April 2002; Sibneft plans to increase its sale of oil products in Russia by more than 18% from 2.3 million tonnes in 2001 to over 2.7 million tonnes in 2002. Overall investment in retail enterprises will reach $34 million, while Sibneft will spend nearly $27 million on building and acquiring retail stations to expand its network.

In its home market of Omsk, Sibneft plans to sell 956,000 tonnes of oil products overall in 2002, included in which is 182,000 tonnes that Sibneft will sell through its own retail network. Capital investment in its Omsk marketing subsidiaries is expected to exceed $1.6 million.

Sales of oil products in the regions of Kemerovo, Krasnoyarsk, Kurgan and Khakassia are expected to reach nearly 360,000 tonnes, of which roughly 108,000 will be sold through Sibneft's retail network. Investment will more than double to $8.8 million.

Sibneft's marketing activities in Altai and Chelyabinsk regions are expected to raise sales from 92,000 tonnes in 2001 to 137,000 tonnes in 2002. The amount of capital investment in Sibneft's network and marketing activities will reach $526,000 from $472,000 in 2001.

Sibneft will also invest nearly $8.0 million to reconstruct, modernize, and expand its retail network in the Sverlovsk region. Overall sales are expected to increase to 851,000 tonnes from 790,000 tonnes in 2001.

In the Tyumen region, Sibneft plans in 2002 to sell more than 360,000 tonnes of oil products, of which 108,000 will be sold through the company's retail network. Capital expenditures are targeted to reach $15 million.

"Sibneft intends to broaden its presence in regions of Siberia and Central Russia," said Eugene Shvidler, President of Sibneft. "Right now, Sibneft controls more than 1,000 retail filling stations, and the sale of oil products on the internal market allows us to realize greater margins than sales through exports. Additionally, the rapid growth of our production creates a base for developing our refining and marketing operations."

Exhibit 4

IV Quarter 2001 Report furnished to the Federal Securities Commission of the Russian Federation on March 29, 2002

File No. 82-4882

"Authorized"
by the Board of Directors of Joint Stock Company
"Siberian Oil Company"
Minutes No. 93 dated January 22, 2002

Secretary of the Board of Directors V.I. Novikov ___________
(Signature)

Seal

QUARTERLY REPORT

ISSUER OF SECURITIES

For: Quarter IV, 2001

Joint Stock Company "Siberian Oil Company"

Issuer Code: 00146-A

Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Postal address: 113035 Moscow, Sadovnicheskaya St., 4

Information contained in this information memorandum is subject to disclosure requirements in accordance with the laws and regulations of the Russian Federation

President E.M.Shvidler _______________
(signature)

Chief Accountant E.N.Sukharkova _______________
(signature)

21.01.2002

(Seal)

Contact person: ***Vladimir Ivanovich Novikov***
Head of Corporate Management Department
Tel.: *(095) 777 31 26* Fax: *(095) 777 31 27*
E-mail: ***Annak@sibneft.ru***

A. Description of the Issuer

9. Full company name of the Issuer.
Joint Stock Company "Siberian Oil Company"

10. Abbreviated company name of the Issuer.
JSC "Sibneft"

11. Information on changes of the company name and legal form of the Issuer.
Company name and legal form of Company have not been changed

12. State registration status.
Date of state registration: ***October 6, 1995***
Registration number: ***38606450***
Name of the authority issuing state registration: ***Omsk City Registration Chamber, Omsk City Government***

Licenses:
Number: ***series СЛХ № 00562 type NE***
Date of issue: ***December 30, 1998***
License expiration date: ***December 29, 2023***
Name of the authority issuing the license: ***Ministry of natural resources, YNAO Committee on mineral resources***
Type of activity: ***geological studies, searches and production of oil and gas within the boards of Romanovskoye field.***

Number: ***ОМС № 00093 NE***
Date of issue: ***September 28, 2000***
License expiration date: ***October 1, 2025***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research and production of hydrocarbon within the boards of south-western part of Krapivinskoe field***

Number: ***00100 ОМС НП***
Date of issue: ***November 13, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research within the boards of Prigranichnyy area***

Number: ***00948 СЛХ НР***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Yamalo-Nenetskiy autonomous district***
Type of activity: ***geological research and production of hydrocarbon within the boards of Valyntoyskiy area***

Number: ***00946 СЛХ НР***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Yamalo-Nenetskiy autonomous district***
Type of activity: ***geological research and production of hydrocarbon within the boards of Pyakutinskiy area***

Number: *00947 СЛХ НР*
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Yamalo-Nenetskiy autonomous district***
Type of activity: ***geological research and production of hydrocarbon within the boards of North-Noyabrsk area***

Number: ***10970 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Aykhettinskiy area***

Number: ***10969 СЛХ НП***
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Vorgenskiy area***

13. Taxpayer's identification number.
5504036333

14. Type of Activity.
Codes of OKONH:
OKONH - 11210, 11220, 11232, 11233, 72200, 80100, 80200, 96190, 96420, 51500, 61110, 61134, 62000, 71100, 71200, 80190, 84100, 84300, 84500, 92200

15. Legal address, postal address and contact phone numbers.
Legal address: ***646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 4***
Tel.: ***(095) 777 31 52*** Fax: ***(095) 777 31 51***
E-mail: ***No E-mail***

16. Auditors.

Company name: Closed JSC "Arthur Andersen"
Legal address: 103064 Moscow, Staraya Basmannaya St., 14
INN (taxpayer's identification number): 7701006684
Postal address: 113054 Moscow, Kosmodamianskaya nab., 52/2
Tel.: (095) 755-97-00 ***Fax:*** (095) 755-97-10
E-mail: No E-mail

License:
Number: ***006000***
Date of issue: ***June 28, 2000***
License expiration date: ***June 28, 2003***
Name of the authority issuing the license: ***Order of Finance Ministry No. 173***

17. Registrars.
Registrar:
Name of the registrar: ***Closed JSC "Fondovaya Registratsionnaya Companiya"***

Legal address: ***107061 Moscow, 2nd Pugachevskaya St., 10, bldg. 1***
Postal address: ***101000 Moscow, Myasnitskaya St., 38***
Tel.: ***(095) 204-10-40*** Fax: ***(095) 204-10-21***
E-mail: ***frc@frc.ru***

License:
Number: ***01244***
Date of issue: ***April 30, 1997***
License expiration date: ***May 3, 2004***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***28.01.1996***

Registrar:
Name of the registrar: ***Open JSC "Company-registrar "Panorama"***
Legal address: ***113648 Moscow, Severnoe Chertanovo, 3, bldg. B***
Postal address: ***123371 Moscow, Volokolamskoe Sh., 116, 3rd floor***
Tel.: ***(095) 490-49-40, 204-12-85*** Fax: ***(095) 490-49-40***
E-mail: ***katiar@workpanorama.com.ru***

License:
Number: ***01071***
Date of issue: ***August 08, 1996***
License expiration date: ***till January 3, 2003***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***30.12.2001***

No save keeping of the issued securities of the Issuer in reporting quarter.

18. Depository.
No depository

19. The shareholders of Issuer.
Total number of shareholders (members): *13 854*

Shareholders (members) owning not less than 5% of the Charter Capital of the issuer:

19.1 Company name: ***Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)***
Legal address: ***123022 Moscow, Krasnaya Presnya, 31***
Postal address: ***123022 Moscow, Krasnaya Presnya, 31***
Share in the Charter Capital of issuer: ***21.8066 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.1.1 Company name: ***no data***

19.2 Company name: ***JSC "West-Siberian Depository"(Nominee)***
Legal address: ***Russian Federation 644043 Omsk region, Omsk, Kemerovskaya St., 10***
Postal address: ***644099 Omsk, Frunze St., 54, office 203***
Share in the Charter Capital of Issuer: ***21.0889 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.2.1 Company name: ***no data***

19.3 Company name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***
Legal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Postal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***

Share in the Charter Capital of issuer: ***19.5971 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.3.1 Company name: ***no data***

19.4 Company name: ***Limited Liability Company "DEUTSCHE BANK" (Nominee)***
Legal address: ***129090 Moscow, Shchepkina St., 4***
Postal address: ***129090 Moscow, Shchepkina St., 4***
Share in the Charter Capital of issuer: ***17.4252 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.4.1 Company name: ***no data***

19.5 Company name: ***Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)***
Legal address: ***117049 Moscow, Zhitnaya St., 12***
Postal address: ***103009 Moscow, Sredniy Kislovskiy pereulok, 1/13***
Share in the Charter Capital of issuer: ***14.8494 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.5.1 Company name: ***no data***

20. Management structure.

The governing bodies of JSC Sibneft are its General Shareholders' Meeting, Board of Directors, individual executive body – President and collective executive body – Management Board. The highest governing body of the Company is its General Shareholders' Meeting. The Board of Directors provides overall guidance of the Company's activities, with the exception matters under the exclusive competence of the General Shareholders' Meeting. The Board of Directors of the Company is composed of nine individuals, to be elected by the General Shareholders' Meeting.

The competence of General Shareholders' Meeting (members) of the Issuer in accordance with its Charter (constituent documents) is as follows:

1) Introduction of amendments and additions to the Charter of the Company or approval of the Charter in a new wording;
2) Reorganization of the Company;
3) Liquidation of the Company, appointment of a Liquidation Commission and the approval of an interim and a final liquidation balance sheet;
4) Determination of the membership of the Board of Directors, election of its members and the early termination of their powers;
5) Election of a President of the Company and the early termination of his or her powers;
6) Election of members of the Auditing Commission and early termination of their powers;
7) Determination of the maximum number of authorized shares;
8) Increase of the Charter Capital of the Company by increasing stock par value or by placing additional shares;
9) Decrease, in the prescribed manner, of the Authorized Capital of the Company by decreasing stock par value, through the Company's acquisition of a part of the shares placed in order to reduce the total number of shares or redemption of shares which are not fully paid, and also by redemption of shares acquired by the Company;
10) Approval of auditor of the Company;
11) Approval of annual reports, balance sheets, and profit and loss accounts of the Company, and distribution of its profits and losses;
12) Decision not to exercise pre-emptive rights of a shareholder to acquire additionally placed shares of stock or other securities convertible into stock of the Company;
13) Establishment of a Controlling commission of General Shareholders' Meeting;
14) AGM procedures;
15) Split or consolidation of shares;
16) Approval of transactions, in the making of which there is interest in accordance with Article 83 of the Federal Law on Joint Stock Companies;
17) Decisions on significant transactions on acquisition and disposal of property by the Company, the value

of which accounts for 25 to 50 percent of the book value of the assets of the Company in the absence of an unanimous decision of the Board of Directors;
18) Decisions on significant transactions on acquisition and disposal of property by the Company, the value of which accounts for more than 50 percent of the book value of the assets of the Company;
19) Approval of a Regulation on the Annual General Meeting, a Regulation on the Board of Directors and a Regulation on the Auditing Commission of the Company;
20) Approval of the size and the payment date of annual dividends;
21) Remuneration of the members of the Board of Directors of the Company.

The competence of the Issuer's Board of Directors in accordance with its Charter (constituent documents) is as follows:
The competence of the Board of Directors:
1) Definition of the priority areas of activity of the Company;
2) Convocation of Annual and Extraordinary General Meetings, with the exception of cases provided for in the current law and the Charter;
3) Approval of the agenda of a General Shareholders Meeting;
4) Fixing the date of compilation of the list of shareholders entitled to attend the General Meeting, and dealing with other matters that fall within the competence of the Board and involve the preparation and conduct of General Shareholders Meeting;
5) Company's placing of bonds and other securities;
6) Determination of the market value of the assets, including the stock of the Company in accordance with the current law;
7) Determination of the amount of fees and compensation payable to the members of the Audit Committee of the Company and of the fees of the auditor's services;
8) Recommendations as per the size of stock dividend and its order of payment;
9) Decision making on the use of the reserve and other funds of the Company;
10) Approval of in-house documents of the Company, determining management bodies activities;
11) Approval of annual business plans of the Company and reports on their fulfillment;
12) Approval of an estimate of the distribution of Company profits;
13) Approval of an estimate of and limits on extraordinary expenses;
14) Decision making on the establishment of branches and launching of representations of the Company, as well as on their closure; approval of Regulations on Branches and Representations;
15) Acquisition and buy-out of Company-placed shares, bonds and other securities in the cases provided for in the current law and the Charter;
16) Making of large transactions involving the Company's acquisition and disposals of property, the value of which amounts to 25 to 50 percent of the book value of the assets of the Company at the date the Board of Directors unanimously votes to enter into such transaction;
17) A preliminary approval of annual report, accounting balance sheet, and profit and loss account of the Company presented at the Annual General Meeting, and the distribution of profits and losses, the reliability of the figures of which is to be confirmed by the Auditing Commission of the Company;
18) Participation in holding companies, financial and industrial groups, and other associations of commercial organizations, as well as in other organizations;
19) Decisions on transactions, in the making of which there is interest in accordance with Article 83 of the Federal Law on Joint Stock Companies;
20) Confirmation of members of the Management Board of the Company;
21) Other matters provided for in the Charter of the Company, and the Regulation on the Board of Directors.

The competence of the individual executive body and the collective executive body of the Issuer in accordance with its Charter (constituent documents) is as follows:
The President of the Company that is the individual executive body of the Company in accordance with his/her competence shall:
- act on behalf of the Company without powers of attorney, represent the Company in all the institutions, associations, organizations and governmental bodies, in the court of law, arbitration tribunal or private arbitration both within the country and outside it;
- administer the operations of the Company;

- have the rights of first signature on financial documents;
- execute transactions involving the acquisition of property or disposal of any property of the Company the value of which at the moment the relevant decision is taken is less than 10 percent of the book value of the assets of the Company;
- open accounts of the Company with banks;
- steer the work of the Management Board and chair its meetings;
- make recommendations on candidates for member of the Management Board for the approval of the Board of Directors;
-co-ordinate the operations of the subsidiaries and departments of the Company;
- issue orders and directives that are mandatory for all the employees of the Company;
-submit materials and proposals for the consideration of the Board of Directors and the Auditing Commission;
- approve the staffing schedule of the Company, execute work contracts with employees of the Company, and apply incentives and/or penalties to such employees;
- appoint and dismiss heads of affiliates, representative offices, subsidiaries and departments;
- take decisions on filing claims and suits against legal entities or individuals on behalf of the Company;
- organize accounting and reporting in the Company;
- issue powers of attorney on behalf of the Company;
- approve in-house normative technical and instructive documents;
- perform other functions, needed for attaining the goals of the Company and for ensuring its normal operations, in accordance with the legislation of the RF and the Charter of the Company.

The Management Board that is Collective Executive Body within its competence shall:
- draft proposals on overall guidelines for the activity and development of the Company and the investment, credit, financial and pricing policies;
- draft proposals on procedures for the issue of shares and categories of such shares, the amount of dividend per share and the terms and conditions of bond issuance;
- draft proposals on the participation of the Company in the capital of other business entities;
- arrange for regular expert examinations of the financial and business operations of the Company;
- execute transactions involving acquisition of property or disposal of any property of the Company the value of which at the moment the appropriate decision is taken 10 to 25 percent of the book value of the assets of the Company;
- introduce development of new production facilities or implementation of major capital projects for consideration by the Board of Directors;
- ensure efficient and expeditious movement of financial and material resources within the Company by taking prompt decisions on matters of governance of the subsidiaries;
- draft proposals for the efficient movement of financial and material resources within the Company;
- draft proposals on the organizational structure of the Company;
- execute the collective labour agreement on behalf of the Company
- other matters submitted by the President of the Company or other governing bodies of the Company for resolution of the Management Board.

21. Members of the Board of Directors of the Issuer

The Board of Directors
Chairman of the Board of Directors: ***Potapov Konstantin Nikolaevich***

Members of the Board of Directors:
Potapov Konstantin Nikolaevich
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1996 - 1998***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1998 -present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0121%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:
The information is confidential

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1996 - 1997***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Term: ***1997 - 1998***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1998 - 1999***
Company: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Novikov Vladimir Ivanovich
Born in: ***1945***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***JSC Sibneft***
Position: ***Heard of Corporate Management Department***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Yackevich Natalia Yakovlevna
Born in: ***1949***

Positions held for the last 5 years:

Term: *1996 -present*
Company: *Law firm "AL&M"*
Position: *Senior Lawyer, Senior Partner*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period:
Salary (rubles): *0*
Bonus (rubles): *0*
Commissions paid (rubles): *0*
Other material awards (rubles): *0*
Total (rubles): *0*

Oif Valeriy Aleksandrovich
Born in: *1964*

Positions held for the last 5 years:
Term: *1993-1997*
Company: *Closed JSC "Aelita"*
Position: *General Director*

Term: *1997 - 1998*
Company: *JSC "NK Rosneft"*
Position: *Head of oil export department*

Term: *1998 - present*
Company: *JSC Sibneft*
Position: *Vice-president*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period:
The information is confidential

Sklyarov Evgeniy Yurevich
Born in: *1952*

Positions held for the last 5 years:
Term: *1993 - present*
Company: *JSC "Fond YAMAL"*
Position: *Chairman of the Board of Directors*

Share in the Charter Capital of the Issuer (%): *No shares*
Share in the Charter Capital of the subsidiary companies (%): *No shares*

Remuneration, paid off during the reporting period:
Salary (rubles): *0*
Bonus (rubles): *0*
Commissions paid (rubles): *0*
Other material awards (rubles): *0*
Total (rubles): *0*

Poltorak Evgeniy Yakovlevich
Born in: ***1947***

Positions held for the last 5 years:
Term: ***1996-1997***
Company: ***JSC Sibneft***
Position: ***Head of Administration***

Term: ***1997- present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0009%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1996-1997***
Company: ***JSC "Sovmortrans***
Scope of activity: ***Accounting***
Position: ***Deputy Chief Accountant***

Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
The information is confidential

Tyryshkin Ivan Aleksandrovich
Born in: ***1973***

Positions held for the last 5 years:

Term: ***1996 -1998***
Company: ***Federal Commission on Securities***
Position: ***Head of Department***

Term: ***1998 - present***
Company: ***National Association of participants of stock market***

Position: ***President***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
Salary (rubles): ***0***
Bonus (rubles): ***0***
Commissions paid (rubles): ***0***
Other material awards (rubles): ***0***
Total (rubles): ***0***

22. The individual executive body and the Collective executive body of the Issuer.
The individual executive body and members of the Collective executive body of the Issuer:

Korsik Aleksandr Leonidovich
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1995 - 1997***
Company: ***Closed JSC "Komi-TEK-Moscow***
Position: ***Deputy General Director***

Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Position: ***Head of Strategic Development Department***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Position: ***Since March 5, 2001 Mrs. Panchenko stopped performing her duties because of her entering the government service***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles):
The information is confidential

Shvidler Eugene Markovich
Born in: ***1964***

Positions held for the last 5 years
Term: ***1996 - 1997***
Company: ***JSC Sibneft***
Position: ***Vice President***

Term: ***1997 - 1998***
Company: ***JSC Sibneft***
Position: ***First Vice President***

Term: ***1998 – 1999***

Company name: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 – present***
Company name: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

Breeva Tatyana Alekseevna
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1996-1997***
Company: ***JSC "Sovmortrans***
Scope of activity: ***Accounting***
Position: ***Deputy Chief Accountant***

Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
The information is confidential

The individual executive body: ***Shvidler Eugene Markovich***

23. Remuneration paid to the members of the Board of Directors and other officials of the Issuer.
Total amount of remunerations, paid off to the persons, stated in Articles 21 and 22, for the reporting period:
Salary (rubles):
Bonus (rubles):
Commissions paid (rubles):
Other material awards (rubles):
Total (rubles): ***0***

Please see Articles 21 and 22.

24. List of legal entities in which Issuer is a member.

Legal entities in which Issuer holds not less than 5% of the Charter Capital:

Company name: ***Closed JSC "Sibneftavia"***

Legal Address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040, Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Khantos"t***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***JSC "Sibneft-Siberia"***
Legal Address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Postal address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Club Zariche"***
Legal Address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Podolsknefteprodukt"***
Legal address: ***142101 Moscow region, Podolsk, Neftebazovskiy proezd, 5***
Postal address: ***142101 Moscow region, Podolsk, Neftebazovskiy proezd, 5***
Share of Issuer in the Charter Capital of the legal entity (%): ***100***%

Company name: ***JSC "Sibneft- Noybrskneftegas"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Lenina St., 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, Lenina St., 59/87***
Share in the Charter Capital of the legal entity (%): ***99.3408 %***

Company name: ***JSC "Sibneft-Omsknefteprodukt"***
Legal Address: ***644099 Omsk-99, Frunze St., 54***
Postal address***: 644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***

Company name: ***JSC "Sibneft-Omsk Oil Refinery "***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
JSC "Sibneft-ONPZ"
Share of Issuer in the Charter Capital of the legal entity (%): ***75.296 %***

Company name: *Limited Liability Company "Sibneft-Noybrsknefteprodukt"*
Legal address: ***626726 Tyumen region, Noybrsk, promzona***
Postal address: ***626726 Tyumen region, Noybrsk, promzona***
Share in the Charter Capital of the legal entity (%): *75 %*

Company name: *JSC "Sibneft-Noybrskneftegasgeophizika"*
Legal Address: ***626726, Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.7 %***

Company name: ***Closed JSC "Sibneft-Ural"***
Legal Address***: 620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name***: Limited Liability Company "Radio ZS"***
Legal address: ***629810 YANAO, Noyabrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O. Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51%***

Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal Address***: 113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.5 %***

Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.0013 %***

Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal Address***: 689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address***: 628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Postal address: ***620014 Ekaterinburg, 8 Marta St., 25***

Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***

Company name***: Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Share of Issuer in the Charter Capital of the legal entity (%): ***19%***

Company name: ***JSC "Tyumennefteprodukt"***
Legal address: ***Tyumen, Uritskogo Str., 28***
Postal address: ***625000, Tyumen, Lenina Str., 67***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.55 %***

Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***

Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***

25. Share in Charter Capital of JSC Sibneft of all juridical persons in which the issuer is owner of more than 5% of Charter Capital and also share of their officials in Charter Capital of Issuer:

25.1 Company name: ***Closed JSC "Sibneftavia"***
Legal address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040 Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.2 Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.3 Company name: ***Limited Liability Company "Club Zariche"***
Legal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017 Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entities in the Charter Capital of Issuer: ***No shares***
Officials:

> 25.3.1 ***Goncharova Marina Alekseevna***
> Function of official: ***individual executive body***
> Share in the Charter Capital of Issuer: ***0 %***

25.4 Company name: ***Limited Liability Company "Khantos"t***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.5 Company name: ***Sib Finance B.V.***

Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.6 Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.7 Company name: ***JSC "Sibneft-Siberia"***
Legal Address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Postal address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.8 Company name: ***Limited Liability Company "Podolsknefteprodukt"***
Legal address: ***142101 Moscow region, Podolsk, Neftebazovskiy proezd, 5***
Postal address: ***142101 Moscow region, Podolsk, Neftebazovskiy proezd, 5***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.9 Company name: ***JSC "Sibneft-Noyabrskneftegas"***
Legal Address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, St. Lenina, 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, St. Lenina, 59/87***
Share of Issuer in the Charter Capital of the legal entity (%): ***99.3408 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.9.1 ***Tipikin Svyatoslav Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.2 ***Link Yuriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.3 ***Mukhametzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.9.4 ***Shchegolev Oleg Alexandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.5 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.6 ***Palekhova Nataliya Nokolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.7 ***Stavskiy Mikhail Efimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.8 ***Sukharkova Evgeniya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.9 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.9.10 ***Stavskiy Mikhail Efimovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.10 Company: ***JSC "Sibneft-Omsknefteprodukt"***
Legal address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.10.1 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.10.2 ***Sarkisov Vladimir Vladimirovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.3 ***Baibus Vladimir Valentinovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.4 ***Gamova Galina Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.5 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.6 ***Komarov Andrey Borisovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.7 ***Ilin Vyacheslav Ivanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.8 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000758 %***

25.11 Company name: ***JSC "Sibneft-Omsk Oil Refinery"***

Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
JSC "Sibneft-Omsk Oil Refinery"
Share of Issuer in the Charter Capital of the legal entity (%): ***75.296 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.11.1 ***Sarvarov Ildus Irekovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.11.2 ***Korsik Aleksandr Leonidovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.3 ***Louppov Aleksandr Mikhailovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.4 ***Martynov Sergey Vaycheslavovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.5 ***Meling Aleksandr Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.6 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.7 ***Oif Valeriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.8 ***Sukharkova Evgeniya Nokolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.11.9 ***Sarvarov Ildus Irekovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000147 %***

25.11.10 ***Komarov Andrey Borisovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.12 Company Name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal Address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***75 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.13 Company name: ***JSC "Sibneft-Noyabrskneftegazgeophizika"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***

Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.704 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.13.1 ***Pasechnik Mikhail Petrovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.13.2 ***Leshko Alla Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.3 ***Mukhamedzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.13.4 ***Palekhova Nataliya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.5 ***Rumyantceva Tatyana Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.6 ***Tipikin Svyatoslav Igorevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000043 %***

25.13.7 ***Khrapov Konstantin Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.8 ***Krasnevskiy Yuriy Sergeevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.9 ***Stepanenko Konstantin Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.13.10 ***Pasechnik Mikhail Petrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.14 Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.15 Company name: ***Closed JSC "Sibneft-Ural"***
Legal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.16 Company name: *Closed JSC "Mediacenter-A7"*
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.17 Company name: ***Limited Liability Company "Radio-ZS"***
Legal address***: 629810 YANAO, Noybrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O.Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.18 Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.5%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.19 Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address***: 628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.20 Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal address***: 689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.21 Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.22 Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8th March St., 25***
Postal address: ***620014 Ekaterinburg, 8th March St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.23 Company name***: Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya Str., 52***
Share of Issuer in the Charter Capital of the legal entity (%): *19*%
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.24 Company name: ***JSC "Tyumennefteprodukt"***
Legal address: ***Tyumen, Uritskogo Str., 28***
Postal address: ***625000, Tyumen, Lenina Str., 67***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.55 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

Officials:

25.25 Company name: ***JSC "Ekaterinburg Oil Products Company"***
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.26 Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26. Other affiliates of Issuer.

26.1 Company name: ***Sibneft Oil Trade Company Limited***
Legal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Postal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.2 Company name: ***Open Joint-Stock Company Medical Insurance Company "Panaceya"***
Legal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.3 Company name: ***Limited Liability Company "Noyabrskneftespetcstroy"***
Legal Address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.4 Company name: ***Open JSC Sanatorium "Ozyorny"***
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk-10, prospekt Mira***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk-10, prospekt Mira***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.5 Company name: ***JSC "Factory of ceramic and construction materials "***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.6 Company name: ***Open JSC "NoyabrskAUTOservice"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***

Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.7 Company name: ***Closed JSC "Publishing house "Blagovest"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.8 Company name: ***Limited Liability Company "Constructing-and-mounting trust"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 51***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 51***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.9 Company name: ***Limited Liability Company "Noyabrskiy oil and gas development institute "Noyabrskneftegasproekt"***
Legal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Postal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.10 Company name: ***Limited Liability Company "Neftechimstroy"***
Legal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.11 Company name: ***Limited Liability Company "Center of food and trading"***
Legal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Postal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.12 Company name: ***Limited Liability Company "Interer-plus"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.13 Company name: ***Limited Liability Company "Neftechimremont"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.14 Company name: ***Limited Liability Company "Maintenance station Virazh"***
Legal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Postal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.15 Company name: ***Limited Liability Company "Maintenance station № 32"***
Legal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***

Postal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.16 Company name: ***Limited Liability Company "Technical center "Kulomzinskiy"***
Legal address: ***Russia, Omsk, Melnichnaya St., 134***
Postal address: ***Russia, Omsk, Melnichnaya St., 134***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.17 Company name: ***Limited Liability Company "Product-technical firm "Nefteproductservice"***
Legal address: ***644024 Russia, Omsk, 10 let Oktyabrya St., 33***
Postal address: ***644024 Russia, Omsk, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.18 Company name: ***Limited Liability Company "PromService"(before renaming LLC "Sibneft-Service")***
Legal address: ***Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Postal address: ***626601 Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.19 Company name: ***Limited Liability Company "Service Boring Company" (before renaming - "Sibneft-Burenie")***
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.20 Company name: ***Limited Liability Company "Sibneft- Administration of pull-out of holes "***
Legal address: ***Russian Federation, YANAO, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, YANAO, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.21 Company name: ***Limited Liability Company "Yamalenergoremont"***
Legal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***100%***

27. Issuer's Share in the Charter Capital of other affiliates.
Please see articles 24, 25, 26

28. Share of affiliates, their founders and officers in Issuer's Charter Capital.
Please see article 24, 25, 26

29. Individuals owning more than 5% votes at the shareholders' meeting.
Company name: *Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)*
Share: *14.8494 %*

Company Name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***

Share: *19.5971 %*

Company name: *Limited Liability Company "DEUTSCHE BANK" (Nominee)*
Share: *17.4252 %*

Company name: *JSC "West-Siberian Depository"(Nominee)*
Share: *21.0889 %*

Company name: *Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)*
Share: *21.8066 %*

30. Issuer's Share in industrial, banking and financial groups, holdings, corporations and associations.
Full name: ***"Russian Marketing Association"***
Function of the Issuer: ***Member of Association***

Full name: ***Non-profit partnership «Siberian hockey corporation»***
Function of the Issuer: ***The partnership co-founder***

Full name: ***Autonomous non-profit organization "Professional football club "Irtysh"***
Function of the Issuer: ***The partnership co-founder***

Full name: ***Non-profit partnership "Western-Siberian investments center"***
Function of the Issuer: ***The partnership co-founder***

31. Branches and representative offices of the Issuer.
Full name: ***Moscow branch***
Legal address: ***109017, Moscow, Bolshoy Tolmachevskiy pereulok, 3***
Postal address: ***113035, Moscow, Sadovnicheskaya St., 4***
Full name of the manager: ***Goncharova Marina Alekseevna***
Opening date: ***August 16, 1996***
Power of attorney validity: ***till April 1, 2002***

Full name: ***Tyumen branch***
Legal address: ***625048 Tyumen, Kharkovskaya St., 59***
Postal address: ***625048 Tyumen, Kharkovskaya St., 59***
Full name of the manager: ***Khoroshilov Fedor Vladimirovich***
Opening date: ***April 1, 1996***
Power of attorney validity: ***till March 31, 2002***

Full name: ***Yamalsk representative office***
Legal address: ***626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.***
Postal address: ***626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.***
Full name of the manager: ***Syrykh Viktor Matveevich***
Opening date: ***April 29, 1996***
Power of attorney validity: ***till October 01, 2002***

Full name: ***Noyabrsk branch***
Legal address: ***Yamalo-Nenetskiy Autonomous District, Noyabrsk***
Postal address: ***Yamalo-Nenetskiy Autonomous District, Noyabrsk***
Full name of the manager: ***Arnautov Nikolay Alekseevich***
Opening date: ***September 6, 2000***
Power of attorney validity: ***till February 15, 2002***

32. Issuer's personnel.
Average number of employees including employees working in branches and representative offices for the

accounting period: *595*

33. Description of the basic types of the activities of the Issuer.

Oil production and refining in the Russian Federation is basically carried out by a number of Vertically Integrated Companies such as LUKoil, YUKOS, Surgutneftegas, Tatneft, Sidanco, Tyumenskaya Neftyanaya Companiya, Sibneft, Rosneft and others.

Sibneft's operations span the range of activities including:

- *oil and gas exploration, development and production;*
- *oil refining;*
- *oil and refined products selling.*

The main types of Sibneft's activities:

- *crude oil, gas;*
- *refined oil products.*

Sources of raw materials and services:

"Sibneft" and its subsidiary JSC "Sibneft-Noyabrskneftegas" own licenses for exploration of fields at the territory of YNAR, KMAR and Omsk region.

JSC "Sibneft" enlists its subsidiaries for execution of production and also makes use of services from the number of Russian and foreign contractors. The suppliers of material and technical resources are Russian and foreign producers.

The core raw material for JSC "Sibneft-Omsk Oil Refinery" is crude oil, produced by JSC "Sibneft-Noyabrskneftegas".

· Refined products distributed through JSC "Sibneft-Omsknefteproduct", JSC "Sibneft-Barnaulnefteproduct", Closed JSC "Kuzbassnefteproduct", JSC "Sverdlovsknefteprodukt", JSC "Ekaterinburgnefteprodukt" are the oil products produced by OJSC "Sibneft-Omsk Oil Refinery".

Major Markets:

Domestically the main consumer of crude oil sold by OJSC "Sibneft" is OJSC "Sibneft-Omsk Oil Refinery".

Sibneft sells refined products primarily in Omsk region, Kemerovo region, Altay region, Krasnoyarskiy region, Tyumen region (including Yamalo-Nenetskiy and Khanty-Mansiyskiy Autonomous Districts), Novosibirsk region, Sverdlovsk region.

Crude oil and refined products are also exported to the countries near and far abroad.

Working Capital Requirements:

Issuer is implementing strategy aimed at optimization of the working capital and inventory.

Seasonal operations:

Issuer's activities are not affected by the seasonal factor.

Main competitors:

Main competitors of OJSC Sibneft are vertically integrated Russian oil companies, Sibneft competes with these companies in the markets where it sells its refined products.

34. Investment's declaration. Description of the basic types of the activities of the Issuer.

Provided only by investment funds.

35. Strategy.

With the purpose of creation of the base for stable development, improving of competitiveness and increase of profit in the interest of all shareholders the Company is carrying out works on following priority directions:

- *Capital consolidation and optimizing of a management structure at the expense of transition on one share.*
- *Completion of wide-ranging restructuring programme that provides reorganization of several service structures into independent subdivisions, sale of nonspecialized enterprises and transfer of social assets to municipal officials.*
- *Increase of capital investments into oil production.*
- *Increase of oil extraction.*
- *Intensification of work at the new*

- ***Applying of advanced technologies, worked out together with Shlumberger, (horizontal drilling, hydrofracturing well restoration, kickoff second shafts)***
- ***Supplementary exploration of reserves of oil by exploration drilling, carrying out 3D seismic studies, reconstruction and increase of output of low-performance and inoperative wells.***
- ***Improving of quality of gasoline and diesel oil up to the perspective level at the expense of the implementation of sulphurous acid alkylation unit, catalic reforming unit with continuous catalyst regeneration.***
- ***Improving of ecological situation at the technological units at the expense of the implementation of new technology of cleaning the soil and water from contaminating by oil refined products, decrease of energy consumption at the expense of implementation of power-saving technologies.***
- ***Expansion of network of stationary and container patrol stations of European standards, developing and strengthening Company's position at the distribution market of oil products.***

Accepted business plan for 2001 defines further development of priority directions of Company's main activities, increasing in oil-producing assets and maximum returning from capital assets, increasing of effectiveness and cost cutting.

36. Issuer Charter Capital.

Amount of Charter Capital (RUR): *7 586 079.4224*

Distribution of Charter Capital by species of stocks:
Ordinary stocks:
Total amount (RUR): *7 586 079.4224*
Share in Charter Capital: *100 %*
Preferred stocks:
Total amount (RUR): *0*
Share in Charter Capital: *0 %*

37. Government Participation in Sibneft's Charter Capital

The Government share of Charter Capital of Issuer:
No such shares

The share of Issuer's Charter Capital that is in the State (municipal) ownership:
No such shares

The presence of the special rights on participation of the Russian Federation, subject of the Russian Federation in the management of Issuer ("gold share")
No such rights

38. Declared shares.

No such shares

39. Essential agreements and obligations of Issuer.

Date of settlement of transaction: ***20.12.2001***
Deal, the amount of which forms more than 10% of the Issuer assets.

According to the decision of the Executive Board of the Company, it was made the decision to attract the loan in the amount of US $ 175 million, that amounts to 11.15% of the Issuer assets, on the following terms:

Creditors – Societe Generale S.A., ING Bank N.V.
Term of Credit Agreement – 42 months.
Credit interest rate: LIBOR + 3,80%; total cost of the loan 6,7%.

The source of repayment of the principal and interest will be the proceeds from oil export.

The funds will be used for enlarging floating assets, for carrying out capital investments.

40. The Issuer's obligations for share and convertible securities into shares
No obligation.

41. Information on sanctions imposed on Issuer, information on litigations and inspections.
Sanctions imposed on Issuer by the organs of government and by court for the last three financial years and for the current year.
No such sanctions.

Description of all current or finished litigations in the reporting period, which can essentially affect the activity of Issuer:
No such litigations.

Description of ground of all current or finished inspections in the reporting period of Issuer, which are conducted by the organs of government, and also audit of Issuer, which is conducted by request of shareholders:
No such inspections.

42. Material information (events, activities) for the reporting period.

Date of fact's occurrence (actions): **02.10.2001**
Code: **1500146A02102001**

There was made a decision to fix the date of compilation of the list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders of JSC Sibneft – 10th October, 2001, at the meeting of Board of directors of Open Joint Stock Company "Siberian Oil Company" of 02nd October, 2001.

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): **02.10.2001**
Code: **1300146A02102001**

Hereby JSC "Siberian Oil Company" informs that at the Meeting of Board of directors of JSC Sibneft of 02nd October 2001 those decisions have been made on the questions of agenda:

1. Decision on question 1 (To access the oil-trading company LLC TERRA to JSC Sibneft):

1.1. To recommend the Extraordinary Shareholders Meeting to make a decision to reorganize JSC Sibneft in the form of accession of the oil-trading company LLC TERRA (address: Anadyr, Lenina Str., 17).

2. Decision on question 2 (To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft):
2.1. To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft in the form of absentee voting on 01 December, 2001 with the following agenda:
1. To insert amendments and supplements in the Charter of JSC Sibneft
2. To reorganize JSC Sibneft in the form of accession of LLC TERRA.
3. To approve agreement of accession.

2.2. Charge CJSC "FRK" acting as the Calculation Commission to sum up results of the voting on 01 December, 2001 at 2.00 p.m. at the address: 101000 Russian Federation, Moscow, Myasnitskaya St., 38, CJSC "FRK".
To appoint Mr. Potapov K.N. as the chairman of the Extraordinary Shareholders Meeting and Mr. Novikov V.I. as the secretary of the Meeting and to charge them to draw up minutes of the Meeting.

2.3. To fix the date of compilation of the list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders of JSC Sibneft – 10 October, 2001 at 6:00 p.m.

2.4. To charge the registrar to send notifications of the EGM and bulletins for voting on questions of the agenda to shareholders by the registered mail – till 30 October, 2001.

2.5. To approve the following list of information provided to shareholders in preparation of the EGM:
- *Balance sheet of JSC Sibneft and balance sheet of LLC TERRA*
- *Draft agreement of accession*
- *Information on the questions of agenda*

3. Decision on question 3 (To approve the price of shares to be bought back):
3.1 To determine the price of shares to be bought back by JSC Sibneft from shareholders, who had voted "against" the decision of reorganization JSC Sibneft in the form of accession of LLC TERRA or who had not taken part in the voting, subject to the report of independent estimator CJSC "International Center of Estimation" No 048/06/01-PA dated 18th September 2001, in the amount of 13 rubles per share.

4. Decision on question 4 (To approve text of notification for shareholders of the Extraordinary Meeting of Shareholders of JSC Sibneft):
4.1 To approve text of notification for shareholders of the Extraordinary Meeting of Shareholders of JSC Sibneft dated 01st December 2001 (Appendix 1).

5. Decision on question 5 (To approve form and text of bulletins for voting at the Extraordinary Meeting of Shareholders of JSC Sibneft):
5.1 To approve form and text of bulletins for voting on agenda of the Extraordinary Meeting of Shareholders of JSC Sibneft dated 01st December 2001.

9 of 9 members of the Board of Directors took part in the voting.
The result of the voting on questions No 1,2,4,5: "for" – 9; "abstain" – non; "against" – non.
The result of the voting on questions No 3: "for" – 8; "abstain" – non; "against" – 1 (Tyryshkin I.A.).

Appendix 1.

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 01 December, 2001. The date of compilation of the list of shareholders entitled to participate in the Meeting – 10 October, 2001 (at 6:00 p.m.).

Agenda of the Meeting:
To insert amendments and supplements in the Charter of JSC Sibneft
To reorganize JSC Sibneft in the form of accession of LLC TERRA.
To approve agreements of accession.

The above-stated questions are submitted to the Shareholders Meeting in connection with Company's policy of optimization of step-by-step accession of the most attractive oil-traders working with the Company.

Results of the Extraordinary Shareholders Meeting will be summed up on 01 December, 2001 at 2.00 p.m. in CJSC "FRK" at the address: Russian Federation, Moscow. Myasnitskaya St., 38
All information, provided to shareholders in preparation for the Meeting, will be available after 20 November, 2001:
at the registrar of JSC Sibneft (CJSC Fondovaya Registratsionnaya Companiya), address: Russian

Federation, Moscow, Myasnitskaya St., 38, tel.: +7 (095) 204-10-40;
at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.
Please fill in the bulletins. Bulletins of shareholders-natural persons should be signed by shareholder personally.
In the event when bulletins are signed by:
shareholder's representative, then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
representative of natural person then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
head of juridical person then position, first name and last name attested by seal of organization should be specified in the bulletins.
Filled and signed bulletins for absentee voting should be presented to CJSC Fondovaya Registratsionnaya Companiya at the address: Russian Federation, 101000, Moscow, Myasnitskaya St., 38, tel.: (095) 204-1040, personally or by mail till 01.12.2001.
Results of the Extraordinary Shareholders Meeting will be published in newspaper "Business in Russia" (supplement to "Rossiyskaya Gazeta") not later than 20 December, 2001.
According to article 75 of Federal Law On Joint Stock Companies in the event that the Extraordinary Shareholders Meeting made the decision on reorganization of the Company a shareholder that didn't take part in the voting or voted against such decision has the right to demand the redemption of all or part of shares belonging to him. The market value of shares which one to be purchased by the Company is determined by the decision of the Board of Directors on the basis of the Conclusion of independent valuer and it amounts to 13 rubles per one ordinary share of JSC Sibneft. Written request to buy back the shares should be sent to the following address: Russian Federation, 101000, Moscow, Myasnitskaya St. 38, CJSC "FRK" within 45 days since the date of the decision of reorganization. The following information should be stated in the request: address (place of residence) of the shareholder, number of shares offered to buy back.

Information you can get by the following phone numbers:
in Moscow – (095) 777-3126, 961-1324
in Omsk – (3812) 24-64-35
in Noyabrsk – (34-564) 4-61-00

Board of Directors of JSC Sibneft

Date of fact's occurrence (actions): **25.10.2001**
Code: **0400146A25102001**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities, in which the Issue has a share.

Full name of the legal entity, in which Charter Capital the share of the Issuer has changed:
Open Joint-Stock Company "Sverdlovsknefteprodukt"
Legal address: 620014, Ekaterinbourg, 8 March Str., 25
Postal address: 620014, Ekaterinbourg, 8 March Str., 25
Share of the Issue in the Charter Capital of the legal entity:
Before changing – 14.86%
After changing – 40.49%

Date of changing of the share of the Issuer in the Charter Capital of the legal entity: 25.10.2001

Vice-president *E. Poltorak*

Date of fact's occurrence (actions): **30.10.2001**
Code: **0800146A30102001**

Hereby JSC Sibneft informs that according to the financial statement of Sibneft's activity for III quarter 2001 the assets of the company increased by more than 10% in comparison with the analogous index as of July 01, 2001.
Value of assets:
- on the date of the end of quarter, which preceded reporting quarter (II quarter, 2001) 35.946.116 thousand rubles
- on the date of the reporting quarter ending (III quarter, 2001) 47.534.649 thousand rubles
Absolute change of the value of assets was (+11.588.533) thousand rubles
The relative increase in the value of assets was 32.24 per cent.

The increase in the value of assets on 32,24% on the date of October 01, 2001, in comparison with the value of profit as for July 01, 2001, occurred due to increase in working capital of the company (receivables, shot term investments and funds).

Vice President ***E.Y.Poltorak***

Chief accountant ***E.N.Sukharkova***

Date of fact's occurrence (actions): **30.10.2001**
Code: **0900146A30102001**

Hereby JSC Sibneft informs that according to the financial statement of Sibneft's activity for nine months 2001 the profit is 1.695.082 thousand rubles.
Value of profit for III quarter, 2001 amounted 404.533 thousand rubles which was 564.900 thousand rubles less than value of profit for II quarter 2001.
The decrease in value of profit (-58,27%) for III quarter in comparison with value of profit for II quarter occurred due to increase in business expenses and decrease in non-operational profit.

Vice President ***E.Y.Poltorak***

Chief accountant ***E.N.Sukharkova***

Date of fact's occurrence (actions): **09.11.2001**
Code: **0400146A09112001**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which the share of the Issuer has changed:
Open Joint Stock Company "Sibneft-Barnaulnefteproduct"

Legal address: 656004, Barnaul, K.Marxa St., 124
Postal address: 656004, Barnaul, K.Marxa St., 124
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 38%
After changing – 50.50%

Date of the changing: 09.11.2001

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **12.11.2001**
Code: **1100146A12112001**

Hereby JSC Sibneft informs that at the meeting of the Board of Directors, which was held on 12 November 2001, the following decision on question 1 of the agenda was made: "To pay off interim dividends on ordinary shares of JSC Sibneft on the results of Company's activity in IV quarter 2001."
Dividends shall be paid on all registered non-documentary ordinary shares of Sibneft:
- ***on the first issue shares (state registration number 52-1n-0796), quantity of shares: 4 516 396 250;***
- ***on the second issue shares (state registration number 1-02-00146-A), quantity of shares: 224 903 389.***

The payment shall be made in funds to shareholders of Sibneft according to the Register of shareholders as of November 02, 2001 (6.00 p.m.).

Date of commencement of dividend payment – 13 December, 2001.

Amount of dividend – 2,32 roubles per one share.

Amount of funds directed to payment of dividends – 10 999 815 162,4 roubles
Dividend payment shall be arranged in the form stated in the Shareholders Register. Expenditures on the dividend transfer are at the expense of shareholders.
Information on the procedure of dividend payment to shareholders will be sent in the form of notifications by registered mail.

Vice-president *E.Y.Poltorak*

Date of fact's occurrence (actions): **12.11.2001**
Code: **1500146A12112001**

At the meeting of the Board of Directors of JSC Sibneft, which was held on 12 November 2001, the following decision was made:
on the question of agenda "To pay off interim dividends on ordinary shares of JSC Sibneft": the payment of interim dividends on the results of Company's activity in IV quarter 2001 should be arranged according to the Register of shareholders on November 02, 2001 (6.00 p.m.)

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **03.12.2001**
Code: **1200146A03122001**

The Extraordinary General Meeting of Shareholders of JSC Sibneft was held on 01 December, 2001.
The form of the Meeting: in absence voting

Place of the Meeting: Moscow, Russian Federation
Total number of the shares of the Issuer 4.741.299.639; the number of the shares, registered on the personal account 30.276; total number of the voting shares of the Issuer 4.741.269.363.
The questions for voting, the results of the voting, the decisions of the EGM:

1. To insert amendments and supplements in the Charter of JSC Sibneft
Decision: To supplement the preamble of the Charter of JSC Sibneft with the following text:
"Company is an assignee of the following business organizations:
Limited liability company OLIVESTA (Registration certificate of State Committee of Company's Registration in connection with registration of persons of business 9500 series ЭМ-V registered # 482 dated 02.10.2000, address: 358000, Republic of Kalmykia, Elista, Lermontova Str., 4, build.2), which was accessed to it consequently with the reorganization dated 24.08.2001;
Limited liability company VESTER (Registration certificate of State Committee of Company's Registration in connection with registration of persons of business 10559 series Э-V registered # 5780 dated 16.03.2001, address: 358000, Republic of Kalmykia, Elista, Yurija Klykova Str., 1, room 407 "b"), which was accessed to it consequently with the reorganization dated 24.08.2001;
Limited liability company TERRA (Registration certificate # 630/20 dated 18.05.2001, address: 689000, Chukotka Autonomous Region, Anadyr, Lenina Str., 17), effective since the record of discontinuance of business put in the list of legal entities by the state registering body."
The results of the voting: there were got 1328 bulletins # 1 from the shareholders and their representatives, which were in total 4.605.145.650 votes or 97,1290% of the total number of the voting shares.
There was a quorum for voting on question # 1 of the agenda.
The quorum for making decision on question # 1 is 3.453.859.239 votes (75%+1 vote)
The results of the voting:
"FOR" – 1.160 participants of the meeting, which own 4.575.605.409 votes or 99.3585% of votes.
"AGAINST" – 22 participants of the meeting, which own 30.117 votes or 0.0007% of votes.
"ABSTAIN" – 85 participants of the meeting, which own 27.899.104 votes or 0.6058% of votes.
2. To reorganize JSC Sibneft in the form of accession of LLC TERRA
Decisions:
To reorganize JSC Sibneft in the form of accession of LLC TERRA
The results of the voting: there were got 1329 bulletins # 2 from the shareholders and their representatives, which were in total 4.605.147.276 votes or 97,1290% of the total number of the voting shares.
There was a quorum for voting on question # 2 of the agenda.
The quorum for making decision on question # 2 is 3.453.859.239 votes (75%+1 vote)
The results of the voting:
"FOR" – 1.121 participants of the meeting, which own 4.575.525.108 votes or 99.3568% of votes.
"AGAINST" – 23 participants of the meeting, which own 30.609 votes or 0.0007% of votes.
"ABSTAIN" – 80 participants of the meeting, which own 27.887.724 votes or 0.6056% of votes.

3). To approve agreement of accession.
Decisions:
To approve the agreement of accession of LLC TERRA to JSC Sibneft.
The results of the voting: there were got 1329 bulletins # 3 from the shareholders and their representatives, which were in total 4.605.147.276 votes or 97,1290% of the total number of the voting shares.
There was a quorum for voting on question # 3 of the agenda.
The quorum for making decision on question # 3 is 2.302.573.639 votes (50%+1 vote)
The results of the voting:
"FOR" – 1.153 participants of the meeting, which own 4.575.594.738 votes or 99.3583% of votes.
"AGAINST" – 23 participants of the meeting, which own 33.149 votes or 0.0007% of votes.
"ABSTAIN" – 79 participants of the meeting, which own 27.887.616 votes or 0.6056% of votes.

Vice President *E.Y.Poltorak*

Date of fact's occurrence (actions): **06.12.2001**
Code: **0100146A06122001**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has acquired the share:
Limited Liability Company "Sibneft-AZS Service"
Legal address: 109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1
Postal address: 109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 100%

Date of the changing: 06.12.2001

Vice President ***E.Y.Poltorak***

Date of fact's occurrence (actions): **20.12.2001**
Code: **0700146A20122001**

Hereby JSC Sibneft informs on the deal, the amount of which forms more than 10% of the Issuer assets.
According to the decision of the Executive Board of the Company, it was made the decision to attract the loan in the amount of US $ 175 million, that amounts to 11,15% of the Issuer assets, on the following terms:
Creditors – Societe Generale S.A., ING Bank N.V.
Term of Credit Agreement – 42 months.
Credit interest rate: LIBOR + 3,80%; total cost of the loan 6,7%.
The source of repayment of the principal and interest will be the proceeds from oil and refinery trading.
The funds will be used for enlarging floating assets, for carrying out capital investments.

Vice President ***E.Y.Poltorak***

43. Information on reorganization of the Issuer, its subsidiariesand affiliates.
No information.

44. Additional material information.

B. Business and Financial Overview

45. Annual consolidated financial statements for the past three years.
For the current reporting period not published

46. Financial statements on reporting quarter.
Please see Appendix

47. Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the reporting quarter
In the report for IV quarter not provided

48. Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the reporting quarter in comparison with the previous quarter
In the report for IV quarter not provided

49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.
The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period. According to the Federal Law No. 208-ФЗ, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 15% of the Charter Capital. Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.
The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.

50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of assets at the end of the previous quarter

50.1 Date of execution of transaction: **20.08.2001**

Subject and description of transaction: Pursuant to decision of the Executive Board of the Company it was made a decision to attract the loan in the amount of 175 mln USD, that amounts to 11,15% of the Issuer assets, on the following terms:
Creditors – Societe Generale S.A., ING Bank N.V.
Term of Credit Agreement – 42 months.
Credit interest rate: LIBOR + 3,80%; total cost of the loan 6,7%.
The source of repayment of the principal and interest will be the proceeds from oil and refinery trading.
The funds will be used for enlarging floating assets, for carrying out capital investments..
Total amount (cost) of funds received (expended) by the Issue under transaction:
(RUR) 5 300 113 363
Share in the assets of the Issue of the amount (cost) of funds received (expended) by the Issue under transaction:
11.15%

Counterparts and beneficiary parties under transaction:

50.1.1 Name: ***Societe Generale S.A.***
Postal address: ***10, Passage de l'Arche 92034 Paris-La Defense cedex, France***
Telephone number:
Fax:

50.1.2 Name: ***ING Bank N. V.***
Postal address: ***Structured Commodity Finance, P.O. Box 1800 1000 BV, Amsterdam, Location Code: HE.01.06, The Netherlands***
Telephone number:
Fax:

Persons, who are an interested party on this transaction in accordance with the Law of Russian Federation:

51. Information on the distribution of the finance raised by the issues of securities.
No such distributions

52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.
Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter

	RUR	RUR	RUR	RUR
Long-term bank loans				
including overdue loans				
Other long-term loans				
including overdue loans				
Short-term bank loans				
including overdue loans				
Bank loans for employees				
including overdue loans				
Other short-term loans				
including overdue loans				

53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.
Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter ending:

Indicator	On the beginning of the year	Received	Repaid	On the end of the reporting quarter
	RUR	RUR	RUR	RUR
1) Accounts receivable:				
short term				
including short term overdue				
including overdue for more than 3 months				
including:				
long term				
including long term overdue				
including overdue more than 3 month				
including:				
TOTAL ACCOUNTS RECEIVABLE				
2) Accounts payable:				
short term				
including short term overdue				
including overdue				

for more than 3 months				
including:				
long term				
including long term overdue				
including overdue for more than 3 months				
including:				
TOTAL ACCOUNTS PAYABLE				
Security:				
received				
including security from third parties				
including:				
issued				
including security issued to third parties				
including:				
3) Promissory notes:				
Issued promissory notes				
including overdue promissory notes				
including:				
Received promissory notes				
including overdue promissory notes				
including:				

54. Financial investments of the Issuer.

Information on the financial investments of the Issuer on the date of the reporting quarter ending:

	Investments on the date of the reporting quarter ending (RUR)		
	Short term (less than 12 months)	**Long term (more than 12 months)**	**Total**
Investments into securities of the Russian Federation			
Investments into securities of the subjects of the Russian Federation			
Investments into securities of institutions of local governing			
Investments into securities, shares of other companies			

Investments into bonds and other debt obligations			
Other loans			
Investments into subsidiaries of the Issuer			
Investments into affiliates of the Issuer			

Financial investments into companies that were liquidated in accordance with the legislation of the Russian Federation

Company name	Liquidation date	Authority body that made decision on liquidation	Investments (RUR)
Total			

Financial investments into companies that were declared bankrupt in accordance with the legislation of the Russian Federation

Company name	Liquidation date	Authority body that made decision on liquidation	Investments (RUR)
Total			-
Value of assets of the Issuer on the date of the reporting quarter ending (RUR)			

Financial investments into companies investments in which make up not less than 10% of assets of the Issuer on the date of the reporting quarter ending

Company name	Investments (RUR)	Share in assets
Total	-	

55. Essential information on financial activities

C. Description of the Securities

56. Issuer's shares.

Issue No: *1*
Category: ***ordinary***
Form of security issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***

Number of shares: ***4 516 396 250***
Total amount of issue: ***7 226 234***

Information about state registration of issue:
Date of registration: ***October 17, 1995***
Registration number: ***52-1n-0796***
The Registrar: ***Finance Departments***

Type of placement: ***placement among founders***
Term of placement: ***from October 31, 1995 to May 31, 1997***

The state of issue: ***placement is completed***

Actual amount of securities placed in accordance with registered report: ***4 516 396 250***

Information about state registration of issue:
Data of registration: ***August 10, 1998***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.
ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

Additional relevant information on the issued securities:
Issue No: ***2***
Category: ***ordinary***
The form of share issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***
Number of shares: ***224 903 389***
Total amount of issue: ***359 845.4224***

Information about state registration of issue:
Date of registration: ***December 16, 1998***
Registration number: ***1-02-00146-A***
The Registrar: ***Federal Securities Commission of the Russian Federation***

Type of placement: ***closed subscription***
Term of placement: ***from January 14, 1999 to March 16, 1999***

The state of issue: ***placement is completed***
Actual amount of security placed in accordance with registered report: ***224 903 389***

Information about state registration of issue:
Data of registration: ***April 26, 1999***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
The circulation of the Securities on the secondary market is not restricted

The market information on issued securities:
Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.

Programme of American Depository receipts (ADR) of the first level

I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.

II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).

The depository bank is The Bank of New York.
The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.
ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.
From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.

57. Information on Issuer's bonds.
No bonds issues

D. Other Information on Securities.

58, 59, 60. Shareholder's rights. Dividends paid.
Category of shares: ***ordinary***
Form of shares: ***registered non-documentary***
The full name of the category/type of shares: ***ordinary registered non-documentary shares***
The owner's rights this category (type):

- ***The right to attend a General Meeting of Shareholders shall be exercised by a shareholder in person or through his proxy.***
- ***The shareholder shall have the right at any time to replace his representative at the General Meeting of Shareholders and to attend the General Meeting in person.***
- ***Each shareholder of the Company shall be entitled to dispose his or her stocks without the consent of other shareholders.***
- ***In case of transfer of shares in the period after the compilation of a list of shareholders entitled to attend a General Shareholders' Meeting and before the date of the General Shareholders' Meeting a person included in the list shall issue a proxy to the acquirer with power to vote or to vote in accordance with the instructions of the acquirer of shares. This rule is applicable also to each subsequent case of transfer of shares.***
- ***If several individuals commonly own a share of the Company, the right to vote at a General Shareholders' Meeting shall be exercised at their option by one of the common owners or by their common representative. The powers of each of the above mentioned persons must be duly executed.***
- ***Voting at a General Shareholders' Meeting shall be at a one voting share - one vote basis.***
- ***Each shareholder of Company shall be entitled to a share of the profit (dividends) of the Company to be distributed between the stockholders according to the class of the stocks and the number of stocks he or she holds.***

• *Each shareholder of the Company, in case of its liquidation, shall be entitled to a share of the property of the Company left after settlements with creditors, in the manner laid down by the Charter and current legislation.*

• *The shareholders of the Company shall comply with Russian law, the Charter of the Company and execute resolutions of Shareholders' Meetings and decisions of Board of Directors.*

• *An owner of Company shares shall acquire the rights and bear the responsibilities of a shareholder after he or she has paid up in full the value of the shares being acquired.*

• *The shareholders, which own common shares of the Company, shall be entitled to:*

- *attend a General Meeting with power to vote on all matters within its competence;*
- *exercise their power to vote at a General Meeting in person or by proxy or by sending a filled-out voting paper;*
- *elect and to be elected to governing bodies of the Company;*
- *freely transfer the stocks they own;*
- *have free access to documents of the Company, in the manner set by Article 15 of the Charter;*
- *demand that the Company should redeem all or part of its shares owned by shareholders in accordance with the Charter and legislation;*
- *receive privileges when acquiring voting shares or securities convertible to voting stocks, paying for them in cash, if the Company places these securities by public subscription, proportionate to the number of the Company's voting stocks they own;*
- *receive dividends on the shares they own;*
- *receive a part of the Company's property in case of its liquidation;*
- *appeal in court against a resolution passed by a General Shareholders' Meeting which contradicts the provisions of law or the Charter if they did not attend the Meeting or voted against the passage of the resolution and the resolution has infringed their rights and lawful interests;*
- *within 70 days after the end of a financial year, introduce no more than two proposals to the agenda of the Annual General Shareholders' Meeting and introduce candidates for the Company's Board of Directors and Audit Committee. The number of candidates introduced should not exceed the membership of these bodies if the shareholder in aggregate holds not less than two percent of the voting shares of the Company;*
- *require convocation of an Extraordinary General Shareholders' Meeting if on the date of the requisition the shareholder or a group of shareholders hold not less than ten percent of the voting shares of the Company;*
- *other rights granted to them by the legislation of the Russian Federation and the Charter.*

The dividends paid on the shares of this category (type):

Period: ***1998, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***1999, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2000, III quarter***
Amount of dividends accrued on one share (RUR): ***0.3***
The total amount of dividends accrued on shares of this category (RUR): ***1 422 389 891.7***
Total amount of dividends actually paid out on the shares of this category (RUR): ***1 420 000 938.37***

Period: ***2000, IV quarter***

Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, III quarter***
Amount of dividends accrued on one share (RUR): ***3.79***
The total amount of dividends accrued on shares of this category(RUR): ***17 969 525 631***
Total amount of dividends actually paid out on the shares of this category (RUR): ***16 872 055 109.02***

Period: ***2001***
Amount of dividends accrued on one share (RUR): ***2.32***
The total amount of dividends accrued on shares of this category(RUR): ***10 999 815 162.4***
Total amount of dividends actually paid out on the shares of this category (RUR): ***6 240 358 320.65***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR):

61. The Restriction on Circulation of the Securities.

Please see item 56 and 57

62. Other Relevant Information on the Securities.